                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        STATEMENT RE CHANGE IN MAJORITY
                      OF DIRECTORS PURSUANT TO RULE 14F-1
                              UNDER SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           Commission File No.1-10704

                            SPORT SUPPLY GROUP, INC.
                   (Exact name of registrant in its charter)

        DELAWARE                                                75-2241783
(State or other jurisdiction of                              I.R.S. Employer
 incorporation of organization)                             Identification No.)

                1901 Diplomat Drive, Farmers Branch, Texas 75234
          (Address of principal executive office, including Zip Code)

                 Registrant's telephone number - (214) 484-9484

                          Securities registered under
                       Section 12(b) of the Exchange Act:
                         COMMON STOCK, $0.01 PAR VALUE
                             (Title of each class)

                            SPORT SUPPLY GROUP, INC.
                                 1901 DIPLOMAT
                          FARMERS BRANCH, TEXAS 75234

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                  EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREOF

                         NO VOTE OR OTHER ACTION OF THE
                       COMPANY'S STOCKHOLDERS IS REQUIRED
                      IN CONNECTION WITH THIS INFORMATION
                                   STATEMENT

    This Information Statement is being mailed on or about November 29, 1996 to the holders of shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Sport Supply Group, Inc., a Delaware corporation (the "Company"), in connection with the anticipated designation of persons (the "Designated Directors") to the Board of Directors of the Company, other than at a meeting of stockholders. Such designation is to be made pursuant to a Securities Purchase Agreement (the "Agreement") dated November 27, 1996 by and between the Company and Emerson Radio Corp., a Delaware corporation listed on the American Stock Exchange under the symbol "MSN" ("Emerson"). According to public documents, Emerson, one of the nation's largest volume consumer electronics distributors, directly and through subsidiaries, designs, sources, imports, and markets a variety of video and audio consumer electronics and microwave oven products. NO ACTION IS REQUIRED BY THE STOCKHOLDERS OF THE COMPANY IN CONNECTION WITH THE APPOINTMENT OF THE DESIGNATED DIRECTORS. However, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder requires the mailing to the Company's stockholders of the information set forth in the Information Statement prior to a change in a majority of the Company's directors other than at a meeting of the Company's stockholders.

    Pursuant to the Agreement and subject to certain customary closing conditions, the Company has agreed to issue or grant, as the case may be, and Emerson has agreed to subscribe for and purchase from the Company, (i) 1,600,000 newly- issued shares (the "Shares") of Common Stock of the Company and (ii) five-year warrants (the "Warrants") to purchase up to 1,000,000 newly-issued shares of the Common Stock at an exercise price of $7.50 per share, subject to adjustments (collectively, the "Transactions"). After the purchase of the Shares and assuming the full exercise of the Warrants, Emerson will be the beneficial owner of 3,269,500 shares of the Common Stock of the Company, which will represent approximately 34.9% of the then outstanding shares of Common Stock of the Company.

    Upon consummation of the Transactions, Emerson will have the right to designate a majority of the Company's Board of Directors until the Company's next shareholder meeting. See "Certain Relationships and Related Transactions." The parties anticipate that the Transactions will close on or about December 12, 1996.

    The information contained in this Information Statement concerning Emerson and the Designated Directors has been furnished to the Company by Emerson and the Designated Directors. With respect to the accuracy and completeness of such information, the Company has relied solely upon the information furnished by Emerson and the Designated Directors in preparing the sections of this Information Statement relating to such information.

                    OUTSTANDING SECURITIES AND VOTING RIGHTS

    The shares of Common Stock are the only outstanding class of voting securities of the Company. Each share of Common Stock has one vote. As of November 27, 1996, there were 6,764,834 shares of Common Stock issued and outstanding (the "Outstanding Shares").

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

CURRENT DIRECTORS

    The Board of Directors presently consists of 4 members. Pursuant to the Company's Bylaws, each director holds office until such director's successor is elected and qualified or until such director's earlier resignation, death or removal. The individuals described below comprise the Company's current Board of Directors. Upon the closing of the Transactions, Peter S. Blumenfeld and William H. Watkins, Jr. will continue as Directors, while Michael J. Blumenfeld and Robert W. Philip will resign as Directors of the Company.

MICHAEL J. BLUMENFELD, 50. Mr. M. Blumenfeld serves as Chairman of the Board and Chief Executive Officer of the Company and has served as Chairman of the Board and Chief Executive Officer and in various other executive capacities for the Company and its predecessors for more than 20 years. From 1972 until December 1992, Mr. M. Blumenfeld served as Chairman of the Board, Chief Executive Officer and President of Aurora Electronics, Inc. (f/k/a BSN Corp. and referred to herein as "Aurora"), a provider of specialized distribution and materials support services to the electronics industry. Aurora was the Company's former parent. Mr. M. Blumenfeld has been a director of the Company since 1985. Michael J. Blumenfeld is the brother of Peter S. Blumenfeld.

PETER S. BLUMENFELD, 48. Mr. P. Blumenfeld serves as President and Chief Operating Officer of the Company and has served in these or in various other executive positions with the Company and its predecessors for more than 15 years. Mr. P. Blumenfeld has been a director of the Company since February 1991. Peter S. Blumenfeld is the brother of Michael J. Blumenfeld.

ROBERT W. PHILIP, 61. Robert W. Philip was an Executive in Residence and Lecturer in the Department of Accounting of the College of Business Administration at the University of North Texas in Denton, Texas from September 1989 until May, 1994. Prior to that time, Mr. Philip served as an audit partner with Arthur Andersen, S.C. for approximately 18 years. Mr. Philip is also a director of Medical Control, Inc. (NASDAQ--MDCL), a health care cost management company. Mr. Philip has been a director of the Company since February 1991. Mr. Philip is currently retired from the University of North Texas and Arthur Andersen, S.C.

WILLIAM H. WATKINS, JR., 54. William H. Watkins, Jr. serves as a director of the Company and has served in this capacity since May 1996. Mr. Watkins has been a partner and Certified Public

Accountant with Watkins, Watkins and Keenan since December 1971. Mr. Watkins also serves as a director of Aurora.

DESIGNATION OF DIRECTORS; EMERSON'S DESIGNEES

    The Company's Bylaws provide that the number of directors shall be fixed from time to time by resolution of the Board of Directors but shall not be less than three nor more than ten. Upon consummation of the Transactions, the Company's Board of Directors has authorized increasing the number of directors to permit the Designated Directors to become members of the Company's Board.

    In accordance with the terms of the Agreement, upon the closing of the Transactions, the individuals described below will be appointed as Directors of the Company, thereby constituting a majority of the Board of Directors. Upon the closing of the Transactions, Peter S. Blumenfeld and William H. Watkins, Jr., currently Directors of the Company, will continue as Directors, while Michael J. Blumenfeld and Robert W. Philip will resign as Directors.

GEOFFREY P. JURICK, 55. Mr. Jurick has served as a Director of Emerson since 1990, and as Emerson's Chief Executive Officer and Chairman since July 1992 and December 1993, respectively. Mr. Jurick served as President of Emerson from July 1993 to October 1994. Since December 1993, Mr. Jurick has served as a Director of Fidenas International Limited, L.L.C. and its predecessor ("FIN"), and, since May 1994, as an officer and general manager of FIN. Mr. Jurick has also served as a Director of Fidenas Investment Limited ("FIL") and Fidenas International Bank Limited ("FIBANK"). On January 10, 1995, the Supreme Court of the Commonwealth of the Bahamas (the "Bahamas Court") appointed an official liquidator of FIL and ordered that FIL be wound up. On January 27, 1995, the Bahamas Court appointed an official liquidator for FIBANK and ordered, subject to the ongoing supervision of the Bahamas Court, that FIBANK's assets be liquidated. Mr. Jurick has served as a Director, Chairman, and Chief Executive Officer of GSE Multimedia Technologies Corporation, which is traded in the over-the-counter market, since May 1994. Since March 1996, Mr. Jurick has served as Chairman of Elision International Ltd., a provider of computer and telecommunication services. For more than the past five years, Mr. Jurick has held a variety of senior executive positions with several of the entities comprising the Fidenas group of companies, whose activities encompass merchant banking, investment banking, investment management, and corporate development.
(1)

EUGENE I. DAVIS, 41. Mr. Davis has served as a Director of Emerson since September 1990 and as President of Emerson since October 1994. Mr. Davis served as Interim Chief Financial Officer of Emerson from February 1993 until November 1995 and as Executive Vice President from July 1993 to October 1994. From June 1989 to July 1992, Mr. Davis was a shareholder and director of the law firm of Holmes Millard & Duncan, P.C. in Dallas, Texas. Since August 1992, Mr. Davis has served as a Director of Tipperary Corporation, which is traded on the American Stock Exchange and, from October 1993 until January 1995, he served as a Director of Crandall Finance Corporation, which was traded on the pink sheets of the over-the-counter market. Since May 1995, Mr. Davis has also served as a Director of Beth Israel Health Care Services, a private corporation and is a Director of Newark Beth Israel Medical Center, an affiliate of the Saint Barnabus Health

Care System, the largest health care system in New Jersey. Mr. Davis is also a Trustee, Governor and Secretary of Green Brook Country Club. (1)

PETER J. BuNGER, 56. Mr. Bunger has been a Director of Emerson since July 1992. Presently, he is a consultant with Savarina AG and serves as a consultant to Emerson. Since October 1992, Mr. Bunger has served as a Director of Savarina AG, an entity engaged in the business of portfolio management monitoring in Zurich, Switzerland, and since 1992, as a Director of ISCS, a computer software company. From December 1991 until December 1993, Mr. Bunger was Vice Chairman of Montcour Bank and Trust Company Limited, a bank organized in the Bahamas and an affiliate of FIN. From 1981 until 1992, Mr. Bunger was owner and Managing Director of Peter G. Bunger Investment Consulting, a firm which supervised, controlled, and analyzed investments for individuals. (1)

JOHN P. WALKER, 33. Mr. Walker has served as Executive Vice President and Chief Financial Officer of Emerson since April 1996. Mr. Walker served as Emerson's Senior Vice President from April 1994 until March 1996, Vice President-Finance from February 1993 to April 1994, Assistant Vice President-Finance from June 1991 to January 1993, and Director of Financial Management from September 1989 to May 1991. (1)

JOHNSON C. KO, 45. Since February 1994, Mr. Ko has served as the Chairman and Director of Universal Appliances Limited ("Universal"), a Hong Kong corporation listed on The Stock Exchange of Hong Kong Limited, which is engaged in the manufacturing and distribution of consumer electronics, household electrical and telecommunication products and in the dissemination of international financial market information and consumer data. Recently, the Universal Group has also commenced the manufacturing of printed circuit boards in the People's Republic of China. Universal is the holding company for the Universal Group which holds numerous subsidiary companies. Mr. Ko has also served on certain boards of these subsidiaries since February 1994. Mr. Ko also has served as the Chairman and Director of Kwan Wing Holdings Limited ("Kwan Wing Holdings") since October 1992, which is the holding company of Universal, organized under the laws of the British Virgin Islands, and an investment vehicle whose activities encompass trading, real property holding and financial services. Kwan Wing Holdings' principal operating company in Hong Kong is its wholly owned subsidiary Kwan Wing Development Ltd., in which Mr. Ko has served as Director since 1989. Kwan Wing Development Ltd. was the initial operating company prior to the creation of Kwan Wing Holdings Limited. From November 1992 to April 1995, Mr. Ko also served as Chairman and Director of Mandarin Dragon Holdings Limited ("Mandarin"), a Hong Kong corporation listed on The Stock Exchange of Hong Kong Limited, which was also an investment holding company with business in the manufacturing and distribution of pharmaceuticals. Prior to 1989, Mr. Ko held various business investment positions.



---------------
(1) On September 29, 1993, Emerson and five of its United States subsidiaries filed voluntary petitions for relief under the reorganization provisions of Chapter 11 of the United States Bankruptcy Code. On March 31, 1994, the United States Bankruptcy Court for the District of New Jersey entered an order confirming the Fourth Amended Joint Plan of Reorganization which became effective on that date.

                       EXECUTIVE OFFICERS OF THE COMPANY

    Except as set forth below, each of the executive officers of SSG listed below has held the position listed below, or a similar position with SSG, for at least the last five years.

                                                                   COMPANY OFFICER
            NAME          AGE           PRESENT POSITION                SINCE
            ----          ---           ----------------                -----
Michael J. Blumenfeld     50      Chairman of the Board and              1985
                                  Chief Executive Officer

Peter S. Blumenfeld       48      President and Chief                    1988
                                  Operating Officer

Terrence M. Babilla       34      General Counsel and                    1995
                                  Secretary (1)

All officers are elected for a term of one year or until their successors are duly elected.

---------------

(1) Mr. Babilla has been the Company's General Counsel since March 1995 and the Company's Secretary since May 1996. From September 1987 to February 1995, Mr. Babilla was an attorney with the law firm of Hughes & Luce, L.L.P. in Dallas, Texas.

                      BENEFICIAL OWNERSHIP OF COMMON STOCK

    The following tables set forth certain information regarding the beneficial ownership of the Company's Common Stock as of November 27, 1996, by (i) each Director and each person to be designated a Director of the Company, (ii) executive officers and Directors of the Company as a group and (iii) each person or entity known by the Company to be a beneficial owner of more than 5% of the Company's outstanding Common Stock. For purposes of this Information Statement, beneficial ownership of securities is defined in accordance with the rules of the Securities and Exchange Commission (the "SEC") and means generally the power to vote or exercise investment discretion with respect to securities, regardless of any economic interests therein. Except as otherwise indicated and based upon the Company's review of information as filed with the SEC, the Company believes that the beneficial owners of the securities listed below have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

DIRECTORS                                       AMOUNT       PERCENT OF CLASS
---------                                       ------       ----------------
Michael J. Blumenfeld (1)                      625,634              8.73%
Peter S. Blumenfeld (2)                        313,388              4.48%
Robert W. Philip (3)                            17,406                (*)
William H. Watkins, Jr. (4)                      4,765                (*)
Executive officers and
 directors as a group (5
 persons) (5)                                  986,443             13.17%

---------------
(*) Less than one percent

(1) Consists of: (a) 8,925 shares of Common Stock and 2,019 shares issuable upon exercise of the Company's common stock purchase warrants (each warrant is exercisable into 1.25 shares of the Company's Common Stock, the "Existing Warrants"), owned of record by the wife of Mr. M. Blumenfeld; (b) 215,189 shares of Common Stock and 4,551 shares of Common Stock issuable upon exercise of the Existing Warrants owned of record by Mr. M. Blumenfeld; (c) 56,250 shares of Common Stock issuable upon exercise of stock options granted in accordance with the Company's Option Plan (each of which is exercisable into one share of Common Stock, the "Plan Options") owned of record by Mr. M. Blumenfeld; and (d) 338,750 shares of Common Stock issuable upon exercise of stock options granted other than pursuant to the Company's Option Plan (each of which is exercisable into one share of Common Stock, the "Non-Plan Options") owned of record by Mr. M. Blumenfeld.

(2) Consists of: (a) 2,375 shares of Common Stock and 594 shares of Common
    Stock issuable upon exercise of Existing Warrants owned of record by the wife of Mr. P. Blumenfeld; (b) 500 shares of Common Stock and 125 shares of Common Stock issuable upon exercise of Existing Warrants owned of record by Mr. P. Blumenfeld's minor children; (c) 33,375 shares of Common Stock and 11,469 shares of Common Stock issuable upon exercise of Existing Warrants owned of record by Mr. P. Blumenfeld; (d) 193,750 shares of Common Stock issuable upon exercise of Plan Options; and (e) 71,200 shares of Common Stock issuable upon exercise of Non-Plan Options.

(3) Consists of: (a) 1,625 shares of Common Stock; (b) 156 shares of Common Stock issuable upon exercise of Existing Warrants; and (c) 15,625 shares of Common Stock issuable upon exercise of Plan Options.

(4) Consists of: (a) 1,250 shares of Common Stock; (b) 390 shares of Common Stock issuable upon exercise of Warrants; and (c) 3,125 shares of Common Stock issuable upon exercise of Plan Options.

(5) Includes (a) 268,750 shares of Common Stock issuable upon exercise of Plan Options; (b) 434,950 shares of Common Stock issuable upon exercise of Non-Plan Options; and (c) 19,304 shares of Common Stock issuable upon exercise of Existing Warrants.

PERSONS TO BE DESIGNATED DIRECTORS            AMOUNT             PERCENT OF CLASS
----------------------------------            ------             ----------------
Geoffrey P. Jurick                          669,500 (1)                9.9%
Eugene I. Davis                                  0                      0
John P. Walker                                   0                      0
Peter G. Bunger                                  0                      0
Johnson C.S. Ko                                  0                      0

PRINCIPAL STOCKHOLDERS                        AMOUNT             PERCENT OF CLASS
----------------------                        ------             ----------------
Emerson Radio Corp.
Nine Entin Road
Parsippany, New Jersey 07054                669,500 (2)                9.9%

Pioneer Management Corporation
60 State Street
Boston, Massachusetts 02114                 646,200 (3)                9.6%

---------------
(1) Mr. Jurick's address is c/o Emerson Radio Corp., Nine Entin Road, Parsippany, New Jersey 07054. Mr. Jurick, directly and indirectly, beneficially owns 72.3% of the outstanding shares of Emerson's common stock and is the Chairman of the Board and Chief Executive Officer of Emerson, and, therefore, may be deemed to control Emerson. As a result of such control, Mr. Jurick may be deemed to beneficially own the Common Stock of the Company beneficially owned by Emerson. See Note (2) below. Mr. Jurick disclaims any such beneficial ownership.

(2) Based on information set forth in Amendment No. 2 to Schedule 13D dated November 6, 1996, as amended, filed with the SEC by Emerson. In accordance with the provisions of the Agreement, the Company has agreed to issue or grant, as the case may be, and Emerson has agreed to subscribe for and purchase from the Company (i) 1,600,000 Shares of Common Stock of the Company and (ii) Warrants to purchase up to 1,000,000 shares of the Common Stock at an exercise price of $7.50 per share, subject to adjustments. After the purchase of the Shares and assuming the full exercise of the Warrants, Emerson will be the beneficial owner of 3,269,500 shares of the Common Stock of the Company, which will represent 34.9% of the outstanding shares of Common Stock of the Company. Under the terms of the Agreement, Emerson will have the right to designate a majority of the Board of Directors of the Company until the Company's next shareholder meeting. See "Certain Relationships and Related Transactions."

(3) Based on information set forth in Amendment No. 3 to Schedule 13G, dated January 9, 1996, filed with the SEC by Pioneer Management Corporation, a registered investment adviser. Pioneer Management Corporation reported it has sole voting and dispositive power with respect to 646,200 shares.

                       BOARD OF DIRECTORS AND COMMITTEES

    The business of the Company is managed under the direction of the Board of Directors. The Board meets during the Company's fiscal year to review significant developments affecting the Company and to act on matters requiring Board approval. The Board of Directors held 8 formal meetings and acted by unanimous written consent 3 times during the 1996 fiscal year. During the 1996 fiscal year, each member of the Board participated in at least 75% of all Board and committee meetings held during the period for which he served as a director and/or committee member.

    The Board of Directors has an audit committee and a stock option committee to devote attention to specific subjects and to assist the Board in the discharge of its responsibilities. The functions of these committees and their current members are described below.

    Audit Committee. The Company's Audit Committee is presently comprised of Robert W. Philip and William H. Watkins, Jr. (Chairman). The Audit Committee recommends to the Board of Directors the appointment of a firm of certified public accountants to conduct audits of the accounts and affairs of the Company and monitors the performance of such firm, reviews accounting objectives and procedures of the Company and the findings and reports of the independent certified public accountants, and makes such reports and recommendations to the Board of Directors as it deems appropriate. The Audit Committee held 1 formal meeting during fiscal 1996.

    Stock Option Committee. The Company's Option Plan is presently administered by William H. Watkins, Jr. and Robert W. Philip (both of whom are Disinterested Directors, as defined in the Option Plan). The Option Plan provides that the Stock Option Committee has full and final authority to select the key employees and directors to whom awards are granted, the number of shares of Common Stock with respect to such awards, and the terms of such awards, including the exercise price of the stock options and any vesting periods. In general, the Stock Option Committee is authorized to construe, interpret and administer the Option Plan and the provisions of the options granted thereunder, prescribe and amend rules for the operation of the Option Plan, and make all other determinations necessary or advisable for its implementation and administration. The Stock Option Committee acted by unanimous written consent 3 times during fiscal 1996.

    The Board of Directors does not have standing nominating or compensation committees, or any other committee performing similar functions. The functions customarily attributable to a nominating committee and compensation committee are performed by the Board of Directors as a whole.

COMPENSATION OF DIRECTORS

    Nonmanagement directors are entitled to receive up to $7,500 in annual directors' fees. During fiscal 1996, Mr. Philip received $6,000 in directors' fees and Mr. Watkins received $3,000 in directors' fees. In addition, the Company reimbursed Mr. Philip, a nonmanagement director, for his annual health insurance premiums which were $3,806 for the fiscal year-ended November 1, 1996. In addition, the Company paid Mr. Watkins $1,888 for consulting fees. Officers of the Company do not receive compensation for serving on the Board of Directors. Disinterested Directors, who are not otherwise eligible for grants under the Option Plan, are automatically granted nonqualified stock options to purchase 3,125 shares of Common Stock (post-split) on an annual basis, provided the Company's net earnings from continued operations before interest and income tax expense exceeds $4 million for the calendar year preceding the date of grant.

    On November 1, 1996, the Company appointed Mr. Watkins and Mr. Philip as members of a Special Committee of the Board of Directors to negotiate and consider various financing transactions, including, without limitation, the terms of the Agreement. See "Certain Relationships and Related Transactions." In exchange for serving on the Special Committee, the Board of Directors (other than Mr. Philip and Mr. Watkins) unanimously voted to pay each member of the Special Committee $1,000 for each Special Committee meeting attended by such member, not to exceed $10,000 in the aggregate for each member.

    None of the Designated Directors received any compensation from the Company from the beginning of the Company's 1996 fiscal year through the date of this Information Statement.

                  EXECUTIVE COMPENSATION AND OTHER INFORMATION

SUMMARY COMPENSATION TABLE

         The following table sets forth certain information regarding compensation paid during each of the Company's last three fiscal years to the Company's Chief Executive Officer and each of the Company's other most highly compensated executive officers, based on salary and bonus earned during fiscal 1996. The Company changed its fiscal year-end to October 31 during 1995. As a result, fiscal year 1995 is a transition period consisting of ten calendar months. The Company currently operates on a 52/53 week year ending on the Friday closest to October 31. The information set forth in the following table is for the fiscal year-ended December 31, 1994, for the ten month fiscal year-ended October 31, 1995 and for the fiscal year-ended November 1, 1996.


                                              ANNUAL COMPENSATION
                              ---------------------------------------------------          SECURITIES
                                                                                           UNDERLYING
                                                                     OTHER ANNUAL           OPTIONS/           ALL OTHER
       NAME AND              FISCAL    SALARY            BONUS       COMPENSATION             SARS           COMPENSATION
  PRINCIPAL POSITION          YEAR       ($)              ($)             ($)                 (#)(1)              ($)
----------------------        ----   ----------        --------       -----------          ------------      ------------
Michael J. Blumenfeld,        1996     $221,442           ---         $25,892 (2)               ---               ---
Chairman of the               1995     $170,000           ---             ---                120,000 (3)          ---
Board and Chief               1994     $224,000         $18,500           ---                 25,000              ---
Executive Officer (4)


Sanford R. Edlein,            1996   $140,788(5)          ---              ---                  ---           $74,664 (5)
Chief Executive               1995     $120,812           ---              ---             33,930 (6)(7)          ---
Officer (5)                   1994     $ 44,450           ---              ---                25,000 (7)          ---



Peter S. Blumenfeld,          1996     $224,258           ---             ---                   ---               ---
President and Chief           1995     $178,333           ---             ---                 21,200 (6)          ---
Operating Officer (8)         1994     $224,000         $18,500           ---                 25,000              ---



William R. Estill,            1996      $98,166           ---             ---                   ---           $42,900 (9)
Vice President,               1995      $90,833           ---             ---              11,750 (6)(9)          ---
Chief Financial               1994     $115,000         $9,500            ---                 20,000 (9)          ---
Officer, Secretary
and Treasurer (9)


Terrence M. Babilla,          1996     $182,500           ---             ---                25,000 (11)          ---
General Counsel and           1995     $108,212           ---             ---                25,000 (11)          ---
Secretary (10)                1994        ---             ---             ---                   ---               ---

---------------
(1) Options to acquire shares of Common Stock. These stock options enable the named executive officers to elect for a period of 180 days following a change in control (as defined in the option agreements governing the options) to surrender to the Company for cancellation all or any part of the unexercised portion of the option. In consideration of such surrender and cancellation, the named executive officer is entitled to receive for each share of Common Stock as to which the surrendered portion of the option relates, an amount in cash equal to the difference between the exercise price per share under the option and the highest closing sales price per share of Common Stock during the 360 day calendar period prior to the named executive officer's election to surrender the option as described in this paragraph. Mr. Edlein's stock option agreements were amended to delete this provision. The execution, delivery and performance of the Agreement will be deemed to be a change in control for purposes of these options. See "Executive Compensation and Other Information -- Option Agreements."

(2) Comprised of $18,258 for automobile allowance and $7,634 for country club dues.

(3) Includes 20,000 Non-Plan Options granted in lieu of a salary increase for 1995.

(4) Mr. Blumenfeld served as Chairman of the Board and Chief Executive Officer during the entire three (3) fiscal years, except that from December 4, 1995 to May 13, 1996, Mr. Edlein served as Chief Executive Officer.

(5) Mr. Edlein served as Chief Operating Officer from September 9, 1994 to December 4, 1995 and as Chief Executive Officer from December 4, 1995 to May 13, 1996. Mr. Edlein resigned as a director on May 6, 1996 and as an officer on May 13, 1996. The Board of Directors authorized the Company to pay Mr. Edlein up to $224,000 as a result of his efforts in facilitating the sale of the Company's Gold Eagle Golf Products Division. In connection therewith, the Company has paid Mr. Edlein $18,666 per month, beginning July 1996, for a total of $74,664. The Board of Directors also authorized the Company to reimburse Mr. Edlein for up to one year of monthly lease payments on the automobile provided by the Company to Mr. Edlein so long as such lease is assumed by Mr. Edlein.

(6) Consists of Non-Plan Options granted in lieu of a salary increase for 1995.

(7) Although the Stock Option Agreements governing these options expired by their terms upon Mr. Edlein's resignation from the Company, the Board of Directors amended the Stock Option Agreements to provide that (i) all of such stock options shall remain exercisable by Mr. Edlein until November 10, 1997 and (ii) the change in control provisions included in any such agreements shall be null and void and of no further force or effect.

(8) Mr. P. Blumenfeld served as President during the entire three (3) fiscal years. Mr. P. Blumenfeld also served as Chief Operating Officer from January 1, 1994 to September 9, 1994 and from December 4, 1995 to the present date.

(9) Mr. Estill resigned as an officer and director of the Company on May 10, 1996. The $42,900 referenced under "All Other Compensation" relates to indebtedness in the amount of $20,295 that was forgiven upon Mr. Estill's resignation, value realized from options exercised in the amount of $18,517 and a $4,088 automobile allowance. Mr. Estill's stock options have been terminated and have no further force or effect.

(10) Mr. Babilla was employed by the Company on March 13, 1995 and has served as General Counsel since such date. Mr. Babilla was elected as Secretary on May 13, 1996 and has served in such capacity since such date.

(11) Mr. Babilla was granted options to acquire 25,000 shares of the Company's Common Stock in fiscal 1995. All of Mr. Babilla's options granted in fiscal 1995 were repriced in fiscal 1996 and are, therefore required to be reported as compensation in fiscal 1996. See "Executive Compensation and Other Information -- Ten Year Option Repricings."

OPTION GRANTS DURING 1996 FISCAL YEAR

      The following table provides information related to options granted to the named executive officers during fiscal 1996.

                                                                                                  POTENTIAL REALIZABLE
                                                                                                 VALUE AT ASSUMED ANNUAL
                                                                                                   RATES OF STOCK PRICE
                                 INDIVIDUAL GRANTS IN LAST FISCAL YEAR                         APPRECIATION FOR OPTION TERM (1)
                          ------------------------------------------------------------------   --------------------------------
                          Number of      % of Total
                          Securities      Options/
                          Underlying        SARs        Exercise      Grant
                           Options/      Granted to        or          Date
                             SARs        Employees        Base        Market
                           Granted       in Fiscal       Price        Price       Expiration
Name                        (#)(2)          Year       ($/Sh)(3)    ($/Sh)(3)        Date        0% ($)    5% ($)     10%($)
-------------------       ---------      ---------     ---------    --------      ----------     ------    ------    --------
Terrence M. Babilla         25,000         3.9%          $5.50        $12.00       3/10/05        $0       $73,750   $180,750

---------------
(1) The potential realizable value portion of the foregoing table illustrates value that might be realized upon exercise of the options immediately prior to the expiration of their term, assuming the specified compounded rates of appreciation on the Company's Common Stock over the term of the options.

(2) Although none of these stock options were granted in fiscal 1996, they were required to be disclosed in this table as granted in fiscal 1996 because the options were repriced in fiscal 1996. These stock options enable the named executive officer to elect for a period of 180 days following a change in control (as defined in the option agreements governing the options) to surrender to the Company for cancellation all or any part of the unexercised portion of the option. In consideration of such surrender and cancellation, the named executive officer is entitled to receive for each share of Common Stock as to which the surrendered portion of the option relates, an amount in cash equal to the difference between the exercise price per share under the option and the highest closing sales price per share of

      Common Stock during the 360 day calendar period prior to the named executive officer's election to surrender the option as described in this paragraph.

(3) The option exercise price may be paid (a) in shares of Common Stock previously owned by the executive officer, (b) by withholding shares of Common Stock that would otherwise be issued upon exercise, (c) in cash or
      (d) a combination of the foregoing.

OPTION EXERCISES DURING 1996 FISCAL YEAR AND FISCAL YEAR END OPTION VALUES

      The following table provides information related to options exercised by the named executive officers during the 1996 fiscal year and the number and value of options held at fiscal year end. The Company does not have any outstanding stock appreciation rights.

                                                               NUMBER OF
                                                               SECURITIES          VALUE OF
                                                               UNDERLYING        UNEXERCISED
                                                              UNEXERCISED        IN-THE-MONEY
                                                              OPTIONS/SARS       OPTIONS/SARS
                              SHARES                           AT FY-END          AT FY-END
                             ACQUIRED          VALUE              (#)               ($)(1)
                           ON EXERCISE       REALIZED         EXERCISABLE/       EXERCISABLE/
         NAME                  (#)              ($)          UNEXERCISABLE      UNEXERCISABLE
---------------------      -----------       --------        -------------      -------------
Michael J. Blumenfeld          ---              ---           395,000 /-0-           $0/0
Sanford R. Edlein              ---              ---             58,930/-0-           $0/0
Peter S. Blumenfeld            ---              ---           264,950 /-0-          $6,719
Terrence M. Babilla            ---              ---            25,000/-0-           $9,375
William R. Estill             3,375           $18,517             0/0                $0/0

---------------
(1) The closing price for the Company's Common Stock as reported by the New York Stock Exchange on November 1, 1996 was $5.875. Value is calculated on the basis of the difference between the option exercise price of "in the money" options and $5.875, multiplied by the number of shares of Common Stock underlying the option.

          COMPENSATION COMMITTEE AND BOARD REPORT ON OPTION REPRICING

    The Board of Directors and the Stock Option Committee recognized that the per share exercise price of a significant majority of outstanding options previously granted to key persons exceeded $10.00 per share and that the market price of the Company's Common Stock declined significantly since the issuance of these options. As of November 26, 1996, the last sales price of the Company's Common Stock as reported on the New York Stock Exchange was $5.50 per share.

    The Board and Stock Option Committee believe the Company has taken constructive steps to improve its performance and believes hiring and retaining key employees is central to implementing these measures. In furtherance of these goals, in May 1996 the Stock Option Committee reduced the per share exercise prices of options previously granted to all employees, excluding Michael J. Blumenfeld, Peter S. Blumenfeld, Sanford R. Edlein and Terrence M. Babilla. The per share exercise price of options owned by directors was not reduced.

    In order to induce Mr. Edlein to join the Company as Chief Operating Officer, on September 9, 1994, the Board of Directors unanimously approved a stock option agreement that permitted Mr. Edlein, at his sole discretion, to reset the exercise price of this option one time to current market value by delivering a written notice to the Company's President or Chief Executive Officer. On September 30, 1994, Mr. Edlein reset the price of his options in accordance with the terms of his Option Agreement. No other provision of this option was altered.

    In order to induce Mr. Babilla to join the Company as General Counsel, on February 10, 1995, the Board of Directors unanimously approved a stock option agreement that permitted Mr. Babilla, at his sole discretion, to reset the exercise price of this option one time to current market value during the term of the option by delivering a written notice to the Company's President or Chief Executive Officer. On July 29, 1996, Mr. Babilla reset the price of his options in accordance with the terms of his Option Agreement. No other provision of this option was altered.

    At a Special Meeting of the Board of Directors held on November 19, 1996, the Board of Directors unanimously ratified and confirmed the grant of all of the issued and outstanding options to acquire the Company's Common Stock and the repricing of such options as described above.

    In accordance with the rules of the SEC, this Option Repricing Report of the Board of Directors and the Stock Option Committee is not intended to be "filed" or soliciting material" or subject to Regulations 14A or 14C or Section 18 of the Exchange Act, or incorporated by reference into any other filing by the Company with the Commission.

THE STOCK OPTION COMMITTEE              THE BOARD OF DIRECTORS

William H. Watkins, Jr.                 Michael J. Blumenfeld
Robert W. Philip                        Peter S. Blumenfeld
                                        Robert W. Philip
                                        William H. Watkins, Jr.

    The following table summarizes certain information concerning the repricing of options to buy the Company's Common Stock held by all executive officers since the Company became a reporting company after its initial public offering in April 1991.

                           TEN-YEAR OPTION REPRICINGS


                                              NUMBER OF          MARKET                                         LENGTH OF
                                             SECURITIES         PRICE OF        EXERCISE                         ORIGINAL
                                             UNDERLYING         STOCK AT        PRICE AT           NEW         OPTION TERM
                                               OPTIONS          TIME OF          TIME OF        EXERCISE       REMAINING AT
                            DATE OF           REPRICED         REPRICING        REPRICING         PRICE          DATE OF
        NAME               REPRICING             #                 $                $               $           REPRICING
-------------------        ---------         ----------        ---------        ---------       --------       ------------
Sanford R. Edlein,
Chief Executive
Officer (1)              Sept. 30, 1994        25,000             $12.13         $15.13           $12.13          3.2 years (1)

Terrence M. Babilla,
General Counsel
and Secretary            July 29, 1996         25,000              $5.50         $12.00            $5.50          8.8 years


---------------
(1) Mr. Edlein resigned on May 13, 1996. These options were amended since the date of repricing and are scheduled to expire on November 10, 1997.

EMPLOYMENT AGREEMENTS

    In February 1991, the Company entered into a five-year employment agreement with Peter S. Blumenfeld. In March 1995, the Company entered into a three-year employment agreement with Terrence M. Babilla. Under their respective employment agreements, Mr. P. Blumenfeld and Mr. Babilla receive base annual compensation (subject to annual increases by the Board of Directors) of $224,000, and $190,000, respectively. The employment agreements also provide that each is able to use a company car and receive certain other benefits, such as participation in the Company's health insurance plan. Each of the employment agreements automatically renews for successive one-year periods following the initial term, unless one party provides written notice that such party intends to terminate the employment at least six months prior to termination.

    The Company may terminate its obligations under the applicable employment agreement if either of Messrs. P. Blumenfeld or Babilla is discharged for cause. Each agreement defines "cause" as: (a) an intentional material act of fraud or embezzlement by the employee in connection with his employment with the Company; (b) an intentional wrongful material damage to the Company's property; (c) an intentional wrongful disclosure of material secret processes or material confidential information of the Company; or (d) an intentional and continued failure by the employee to perform his duties in his official capacity. Messrs. P. Blumenfeld or Babilla may be discharged without cause, provided the Company continues to pay the remaining compensation payments due under the agreements and continues to provide health insurance. Messrs. P. Blumenfeld and Babilla may terminate their employment prior to expiration of the agreements and, if the Company has not breached any provision of the agreements, the Company will be required to pay only the compensation earned to the date of termination. Any amount payable upon termination will reduce amounts payable under the Severance Agreements described below.

SEVERANCE AGREEMENTS

    The Company has entered into a Severance Agreement with Messrs. M. Blumenfeld, P. Blumenfeld and Babilla. Upon a change in control of the Company, each of the Severance Agreements becomes effective for three years, with automatic one-year extensions on each anniversary of the change in control, unless the Board of Directors elects not to extend the term and such election is made at least ninety days prior to the anniversary of the change in control.

    In general, a change in control is defined under the agreements as: (a) a merger, consolidation, reorganization or sale of all or substantially all the assets of the Company resulting in a reduction of the current voting power of the Company's Common Stock to less than 60% of the voting power; (b) the acquisition by any person of greater than 20% of the outstanding voting securities of the Company; (c) a change in the majority of the Company's directors at any time unless the new directors are approved by at least a majority of the old directors still in office; (d) an event required to be reported by the Company in response to Item 6(e) of Schedule 14A promulgated under the Exchange Act; or (e) any other event causing a change in control as determined by the Board of Directors. A change in control is deemed not to have occurred as a result of any of the foregoing transactions if such transaction was proposed by, and included a significant equity participation of, executive officers of the Company or any Company employee stock ownership plan or pension plan. The execution, delivery and performance of the Agreement with Emerson will result in a change in control under the Severance Agreements. See "Certain Relationships and Related Transactions."

    After a change in control, the Company may terminate the employee's employment only by reason of the employee's death or disability or for cause (as defined in the agreements). The employee is entitled to cash severance compensation from the Company if the Company terminates the employee's employment for any other reason after a change in control, or if the employee resigns after a change in control and any one of the following events has occurred: (a) an adverse change in the nature or scope of the employee's position with the Company; (b) a reduction in the employee's salary, bonus or incentive compensation or a significant reduction in other monetary or nonmonetary benefits to which the employee was entitled; (c) a good faith determination by the employee that a change in circumstances has significantly affected his position, or that a change in the composition or policies of the Board of Directors, or such other material event, has substantially rendered such employee unable to carry out or perform his position with the Company; (d) the Company has required the employee to relocate or travel significantly more than prior to the change in control; or (e) the Company has committed any material breach of the agreement.

    The cash severance compensation is equivalent to 299% of the sum of: (a) the highest annual salary of the employee during the period of employment commencing on the day prior to a change in control and continuing until expiration of the agreement or the employee's salary immediately prior to the change in control, whichever is larger; and (b) bonuses or incentive compensation paid by the Company in the preceding fiscal year. The severance compensation is generally designed to compensate for the loss of the employee's compensation, including salary and bonuses, less any amounts the payment of which might cause adverse consequences under federal income tax laws (as described in the agreements). The maximum aggregate contingent liability under the named executive officers' severance agreements is currently approximately $1,914,000.

OPTION AGREEMENTS

    All of the option agreements held by the named executive officers listed above enable such executive officers to elect for a period of 180 days following a change in control (as defined in the option agreements governing the options) to surrender to the Company for cancellation all or any part of the unexercised portion of their respective option. In consideration for such surrender and cancellation, the named executive officer is entitled to receive for each share of Common Stock as to which the surrendered portion of the option relates, an amount in cash equal to the difference between the exercise price per share under the option and the highest closing sales price per share of Common Stock during the 360 day calendar period prior to such named executive officer's election to surrender the option as described in this paragraph. Mr. Edlein's stock option agreements were amended to delete this provision. The execution, delivery and performance of the Agreement will be deemed to be a change in control for purposes of these options. See "Executive Compensation and Other Information -- Option Agreements." The maximum aggregate contingent liability under the named executive officers' option agreements is currently approximately $210,000.

BOARD OF DIRECTOR INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION
DECISIONS

    During fiscal 1996, the members of the Board of Directors were primarily responsible for determining executive compensation. The following executive officers, who also were members of the Board of Directors during fiscal 1996, participated in deliberations concerning executive officer compensation:
Michael J. Blumenfeld, Peter S. Blumenfeld and Sanford R. Edlein.

REPORT OF THE BOARD OF DIRECTORS AND STOCK OPTION COMMITTEE ON EXECUTIVE COMPENSATION

    Currently, the Company's Board of Directors and the Stock Option Committee share the responsibility for establishing and administering the Company's executive compensation programs. The Board of Directors has responsibility for determining executive compensation. The Stock Option Committee has responsibility for administering the Company's Option Plan, including authority regarding the selection of award recipients and the size and terms of all option grants under the Option Plan. The Chairman of the Board, subject to review and approval by the Board of Directors, determines on an annual basis the compensation to be paid to the executive officers of the Company. Under the supervision of the Board of Directors, the Company has developed and implemented compensation policies, plans and programs that seek to enhance the profitability of the Company, and thus stockholder value, by aligning closely the financial interests of the Company's executives with those of its stockholders. The specific objectives of the Company's executive compensation program are to:

    -- Support the achievement of the Company's strategic operating objectives.

    -- Provide compensation at competitive levels that will attract and retain superior talent and reward executive officers based upon performance.

    -- Align the executive officers' interests with the success of the Company by placing the majority of pay increases at risk (i.e. increases that are dependent upon Company performance).

    The Company's executive officer compensation program for fiscal 1996 was comprised of base salary and long-term incentive compensation in the form of stock options and various benefits generally available to employees of the Company (such as health insurance).

    It is the objective of the Company to maintain base salaries that are in the mid-range of competitive amounts paid to senior executives with comparable qualifications, experience and responsibilities at other companies engaged in the same or similar business and with revenues and earnings in a range comparable to those of the Company. Through the use of industry-specific published compensation surveys and executive compensation data derived from the proxy statements of a competitive peer group of companies, the Company has established and continues to monitor the salary levels of its executive officers. The peer group used by the Company for establishing salary levels is identical to the group used in the Corporate Performance Graph described below. The Company has entered into employment agreements with each of Peter S. Blumenfeld and Terrence M. Babilla. Pursuant to such employment agreements and subsequent pay raises, Messrs. P. Blumenfeld and Babilla receive base salaries of $224,000 and $190,000, respectively. See "-- Employment Agreements".

    The award of options to purchase Company Common Stock forms the basis for the Company's long-term incentive plan for officers and key employees. No option awards were made to any of the named executive officers during fiscal year 1996.

    Michael J. Blumenfeld was the founder of the Company and has served as Chairman of the Board and Chief Executive Officer of the Company or its predecessors for more than 20 years. Beginning in 1994, the Board of Directors established a base salary for Mr. M. Blumenfeld equivalent to $224,000 per year. Mr. Blumenfeld's base salary remained at $224,000 for calendar years 1995 and 1996. Mr. Blumenfeld agreed to reduce his annual cash salary by $20,000 for 1995. In addition, he agreed to forego a salary increase for 1995 in exchange for options to acquire 20,000 shares of Common Stock in a continuing effort to change to a more variable focused compensation package. In addition, in fiscal 1995 Mr. M. Blumenfeld received as remuneration for services performed in his capacity as Chief Executive Officer options to purchase 100,000 shares of Common Stock at an exercise price of $11.63 per share (fair market value on the date of grant). Mr. Blumenfeld did not receive an increase in salary for fiscal 1996 or any option grants in fiscal 1996. The current salary level was subjectively established by the Board of Directors and not subject to specific criteria. However, the Board of Directors believes that the compensation levels are reasonable.

    This report is submitted by the members of the Board of Directors and the Stock Option Committee:


         Board of Directors             Stock Option Committee
         ------------------             ----------------------

         Michael J. Blumenfeld          William H. Watkins, Jr.
         Peter S. Blumenfeld            Robert W. Philip
         Robert W. Philip
         William H. Watkins, Jr.

    This report will not be deemed to be incorporated by reference in any filing by the Company under the Securities Act of 1933 (the "Securities Act") or the Exchange Act, except to the extent that the Company specifically incorporates this report by reference.

CORPORATE PERFORMANCE GRAPH

    The following graph shows a comparison of cumulative total returns for the Company, the S&P 500 Composite Index and an index of peer companies selected by the Company for the period since June 10, 1991 (the end of the first full quarter following the Company's initial public offering on April 12, 1991). The comparison assumes $100 was invested on June 30, 1991 in the Company's Common Stock and in each of the two indices and assumes reinvestment of dividends. Companies in the peer group are as follows: Ajay Sports, Inc., Anthony Industries, Inc., Escalade, Inc., and Johnson Worldwide Associates, Inc.


                                    [GRAPH]

The stock price performance depicted in the above graph is not necessarily indicative of future price performance. The Corporate Performance Graph will not be deemed to be incorporated by reference in any filing by the Company under the Securities Act or the Exchange Act, except to the extent that the Company specifically incorporates the graph by reference.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    On November 27, 1996 Emerson and the Company entered into the Agreement under which Emerson will purchase from the Company 1,600,000 Shares of the Company at a purchase price of approximately $7.19 per Share (for an aggregate consideration of $11,500,000). In addition, Emerson will purchase, for an aggregate consideration of $500,000, 5-year Warrants to acquire an additional 1,000,000 shares of Common Stock at an exercise price of $7.50 per share, subject to adjustments. All funds to be utilized by Emerson in connection with the purchase of the Shares and the Warrants will be borrowed by Emerson from Congress Financial Corporation, its current senior lender, under the terms of its existing Loan Agreement. After the closing of the Transactions, but prior to the exercise of any such Warrants, Emerson will own approximately 27.0% of the outstanding shares of the Common Stock and, assuming exercise of all such warrants, will beneficially own approximately 34.9% of the Common Stock. See "Beneficial Ownership of Common Stock." Emerson will also be granted, pursuant to a Registration Rights Agreement (the "Registration Rights Agreement"), registration rights on the resale of the shares of Common Stock it will own, as well as on the exercise and resale of the shares it may acquire under the Warrants. Emerson has also agreed to arrange for foreign trade credit financing of $2 million for the benefit of the Company to supplement the Company's existing credit facilities.

    Pursuant to the Agreement, the Company will cause a majority of the members of its Board of Directors to consist of Emerson's designees until the Company's next shareholder meeting. In addition, for a period of at least 2 years after the closing, neither the Company nor any of its subsidiaries shall be permitted to enter into or be a party to any agreement or transaction with any Affiliate (as such term is defined in the Exchange Act) of the Company or Emerson, except
(i) in the ordinary course of the Company's or its subsidiaries business and on terms no less favorable to the Company or its subsidiaries than would be obtained in a comparable arms' length transaction with a person not an Affiliate of the Company or Emerson and (ii) unless approved by a majority of the Company's directors who do not have a direct or indirect material financial interest in the agreement or transaction and are not officers or employees of SSG or Emerson or directors of Emerson.

    The parties expect that a closing of the transactions contemplated by the Agreement will occur on or before December 12, 1996 (the "Closing Date"), subject to adjournments or postponements as agreed upon by the parties, but in no event later than December 16, 1996. If the Transactions are not consummated due to (i) the Company's acceptance of an Acquisition Proposal (as such term is defined in the Agreement) other than with Emerson or (ii) the willful failure to close by the Company and Emerson has not in any way contributed to the failure to so close, the Company will pay Emerson a termination fee of $750,000. If the Transactions are not consummated due solely to the financial inability or willful failure to close by Emerson and the Company has not in any way contributed to the failure to so close, Emerson will pay the Company a termination fee of $3,000,000, which fee is secured by an irrevocable standby letter of credit.

                       SECTION 16(A) BENEFICIAL OWNERSHIP
                              REPORTING COMPLIANCE

    Section 16(a) of the Exchange Act ("Section 16(a)") requires the Company's officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities to file reports of ownership and changes in ownership with the SEC and the New York Stock Exchange. Officers, directors and greater than 10% stockholders are required by certain regulations to furnish the Company with copies of all Section 16(a) forms they file.

    Based solely on its review of the copies of such forms received by it, the Company believes that, since October 31, 1995, its officers, directors and greater than 10% beneficial owners have complied with all applicable filing requirements with respect to the Company's equity securities.

                                   SIGNATURE

    Pursuant to the requirements of the Exchange Act, the Registrant has duly caused the report to be signed on its behalf by the undersigned thereto duly authorized.

                                    SPORT SUPPLY GROUP, INC.

                                    By:  /s/ Peter S. Blumenfeld
                                        ----------------------------------------
                                    Name: Peter S. Blumenfeld
                                    Title: President and Chief Operating Officer